**Mail Stop 4561**

May 14, 2009

Serge Beausoleil, President and Chief Executive Officer
Viropro, Inc.
300, Avenue des Sommets, Suite 1806
Verdun, Quebec, Canada
H3E 2B7

> **Re:    Viropro, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 8, 2009**
> **File No. 333-06718**

Dear Mr. Beausoleil:


We have completed our review of your revised filing and have no further comments at this time on the specific issues raised.

Sincerely,


David L. Orlic


cc:    Via Facsimile (514) 989-7365
       Claude Gingras, Consultant to Legal Affairs
       Viropro, Inc.